Exhibit 99.1

SaverOne Signs New Distribution Agreement in Canada

SaverOne enters the Canadian market with a distribution agreement with MRF Geosystems with a 1,000-unit sales target for the first 6 months

Petah Tikvah, Israel, April 16, 2025 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company that develops and sells advanced transportation safety solutions, today announced the signing of its first distribution agreement in Canada with MRF Geosystems Corporation (MRF). Based in Calgary, Alberta, MRF has been granted conditional exclusive rights to sell, install, and support the SaverOne System across the Alberta province.

The agreement includes a six-month exclusivity period, during which MRF is expected to achieve sales of at least 1,000 units in Alberta. Additionally, MRF may market SaverOne’s solutions in other Canadian provinces on a non-exclusive basis. SaverOne will provide full onboarding, technical training, marketing support, and 24/7 help desk access.

MRF Geosystems is known for providing geospatial technology and data management solutions to a wide range of industries across Canada. With this new agreement, MRF will expand into road safety technology to address the issue of distracted driving.

Mr. Ori Gilboa, CEO of SaverOne, commented, “We are proud to expand our North American footprint now into Canada with our first distribution agreement in the country. MRF’s deep technical capabilities and strong presence throughout Alberta make them a strong partner. We believe this agreement reflects the growing international demand for our driver distraction prevention technology and will help drive long-term growth in North America.”

Mr. Gary Zhang, CEO of MRF Geosystems, added, “We are excited to bring SaverOne’s innovative driver distraction prevention solution into the Canadian market. With distracted driving always a major risk to road users, we believe this technology is set to be a game-changer for commercial and public fleets. Our team is looking forward to introducing this solution throughout Alberta and Canada.”

About SaverOne’s Systems

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety, the safety of their passengers and others on the road. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation, calls), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, including public transportation and buses, that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

SaverOne has developed a Vulnerable Road User (VRU) solution with the potential to significantly enhance the performance of Advanced Driver Assistance System (ADAS) sensors through a superior ability to deal with NLoS (non-line of sight) situations as well as adverse weather conditions and low-visibility. SaverOne’s technology identifies the exact location and direction of movement of the VRU via their RF footprint from their cellphone signal. This safety solution supports the avoidance of a collision by early detection VRUs such as pedestrians or cyclists in the vicinity of the vehicle.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of SaverOne’s technology to substantially improve the safety of drivers; market acceptance of SaverOne’s protection solutions; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market;  SaverOne’s success in partnering with MRF Geosystems; SaverOne’s ability to expand its footprint into the Canadian and North American market; SaverOne’s planned level of revenues and capital expenditures; SaverOne’s ability to market and sell its products; SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts; SaverOne’s intention to use local distributors in each country or region that it will conduct business to distribute SaverOne’s products or technology; SaverOne’s plan to seek patent, trademark and other intellectual property rights for SaverOne’s products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of its currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and operating expenses; interpretations of current laws and the passage of future laws; acceptance of SaverOne’s business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and the Company’s belief that it maintains good relations with all of its employees; any resurgence of the COVID-19 pandemic and its impact on SaverOne’s business and industry; security, political and economic instability in the Middle East that could harm SaverOne’s business, including due to the current war between Israel and Hamas; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

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